                                                   Filed pursuant to
                                                   Rule 424(b)(4)
                                                   Registration No. 333-30253



PROSPECTUS
                                1,000,000 SHARES

                            [LOGAN'S ROADHOUSE LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Logan's Roadhouse, Inc. (the "Company"). The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "RDHS." On July 23, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $24.625 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" APPEARING ON PAGES 6 THROUGH 9 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================
                                                 PRICE TO             UNDERWRITING           PROCEEDS TO
                                                  PUBLIC              DISCOUNT(1)             COMPANY(2)
--------------------------------------------------------------------------------------------------------------
Per Share................................         $24.00                 $1.38                  $22.62
--------------------------------------------------------------------------------------------------------------
Total(3).................................      $24,000,000             $1,380,000            $22,620,000
==============================================================================================================

(1) The Company and a selling shareholder (the "Selling Shareholder") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $250,000 payable by the Company.
(3) The Company and the Selling Shareholder have granted the Underwriters a 30-day over-allotment option to purchase up to 100,000 and 50,000 additional shares of Common Stock, respectively, on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $27,600,000, the total Underwriting Discount will be $1,587,000, the total Proceeds to Company will be $24,882,000 and the Proceeds to Selling Shareholder will be $1,131,000. See "Principal and Selling Shareholders" and "Underwriting."
                             ---------------------

     The shares of Common Stock are offered, subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock will be available for delivery on or about July 28, 1997.
                             ---------------------

              J.C. BRADFORD & CO. EQUITABLE SECURITIES CORPORATION

                                 July 23, 1997

                     Omitted Graphic and Image Material

        The following graphic and image material is omitted from the form of the prospectus filed electronicallY;

        1. A map of certain states in the Southeast and Midwest setting forth the locaiton of each Company-owned and franchised Logan's Roadhouse restaurant in operation or under construction.

        2. Photographs depicting the exterior and the interior decor and selected menu items of a typical Logan's Roadhouse restaurant



As of the end of the second quarter of 1997
---------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZATION AND SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements and related Notes thereto appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to share and per share data have been adjusted to reflect a three-for-two stock split effected in the form of a stock dividend in June 1996. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting." Unless the context requires otherwise, all references to the "Company" in this Prospectus include Logan's Roadhouse, Inc. and Logan's Partnership. As used herein, "1993," "1994," "1995" and "1996" refer to the Company's fiscal years ended December 26, 1993, December 25, 1994, December 31, 1995 and December 29, 1996, respectively.

                                  THE COMPANY

     Logan's Roadhouse, Inc. ("Logan's Roadhouse" or the "Company") operates 22 Company-owned Logan's Roadhouse(R) restaurants and franchises three Logan's Roadhouse restaurants, all of which feature steaks, ribs, chicken and seafood dishes in a distinctive atmosphere reminiscent of an American roadhouse. Since the Company acquired the first Logan's Roadhouse restaurant in 1992, it has opened 21 additional Logan's Roadhouse restaurants in Alabama, Georgia, Indiana, Kentucky, Tennessee and West Virginia, including six in 1996 and seven thus far in 1997. In addition, the Company has franchised two Logan's Roadhouse restaurants in Oklahoma and one in Greenville, South Carolina, which opened in July 1997. The Company's net restaurant sales have grown from $8.8 million in 1993, its first full year of operation, to $41.0 million in 1996, a 67.0% compounded annual growth rate. In addition, net earnings have increased from $358,000 in 1993 (pro forma) to $4.1 million in 1996, a 126.4% compounded annual growth rate.

     The Logan's Roadhouse concept is intended to appeal to a broad range of customers by offering generous portions of moderately-priced, high quality food in a very casual, relaxed dining environment that is lively and entertaining. The restaurants are open seven days a week for lunch and dinner and offer full bar service. The Logan's Roadhouse menu is designed to appeal to a wide variety of tastes, emphasizing extra-aged, hand-cut USDA choice steaks and signature dishes such as fried green tomatoes, baked sweet potatoes and made-from-scratch yeast rolls. Prices range from $3.95 to $7.50 for lunch items and from $7.50 to $16.95 for dinner entrees. The average check per customer, including beverages, was $8.72 for lunch and $11.91 for dinner in the first quarter ended April 20, 1997.

     The lively, country "honky-tonk" atmosphere of Logan's Roadhouse restaurants is designed to appeal to families, couples, single adults and business persons. The Company's spacious restaurants are constructed of rough-hewn cedar siding in combination with bands of corrugated metal outlined in double-striped, red neon. The interiors are decorated with hand-painted murals depicting typical scenes from American roadhouses of the 1940s and 1950s, concrete and wooden planked floors and neon signs and feature Wurlitzer(TM) jukeboxes playing contemporary country hits. The restaurants also feature a display cooking grill and an old-fashioned meat counter displaying steaks, ribs, seafood and salads, and include a spacious, comfortable bar area with a large-screen television. While dining or waiting for a table, guests may eat roasted in-shell peanuts and toss the shells on the floor, and watch as cooks prepare steaks and other entrees on gas-fired mesquite grills.

     The Company's strategy is to build sales volumes by appealing to a wide segment of the population, including both traditional casual dining customers and, because the menu includes many items at lower price points, the value-driven customer. As part of its strategy to provide a relaxed atmosphere and maximize sales volume, management has designed the prototype Logan's Roadhouse restaurant to be larger than many casual dining restaurants, with approximately 7,800 square feet and seating for approximately 290 guests (including 45 bar seats). The cost of developing the Company's prototype restaurant is estimated to range from $2.0 million to $2.6 million. Average sales in 1996 for the nine restaurants open for a full year were approximately $3.6 million.

     The Company believes that selecting quality restaurant sites in its target markets will be critical to the Company's success. The Company's target markets, primarily in the Southeast and Midwest, are mid-sized metropolitan markets with attractive demographics and smaller markets where the appeal of the Company's concept, together with fewer competing casual dining restaurants, provides an attractive opportunity for the Company. The Company's site selection strategy within each market is to locate its restaurants near retail, office and entertainment centers and, in certain markets, colleges and universities, or other areas that management believes are significant generators of potential customers at both lunch and dinner. See "Business -- Growth Strategy."

     The Company was incorporated in Tennessee in March 1995 in connection with its initial public offering, which occurred on July 26, 1995 (the "IPO"). Prior to the IPO, the Company's operations were conducted through Logan's Partnership (the "Predecessor"), a Tennessee general partnership formed to acquire the original Logan's Roadhouse restaurant in Lexington, Kentucky. The Company acquired the partnership interests of the Predecessor immediately prior to the IPO (the "Reorganization"). The Company's principal executive offices are located at 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214 and its telephone number is (615) 885-9056.

                                  THE OFFERING

Common Stock offered by the
Company..........................    1,000,000 shares

Common Stock to be outstanding
after the offering...............    7,019,529 shares(1)

Use of proceeds..................    To finance the development of additional
                                     restaurants and improvements at existing restaurants. See "Use of Proceeds."

Nasdaq National Market symbol....    RDHS
---------------

(1) Excludes 512,866 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

                      SUMMARY FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT PER SHARE AND RESTAURANT OPERATING DATA)

                                                   FISCAL YEARS(1)             FIRST QUARTER ENDED(2)
                                             ---------------------------   -------------------------------
                                              1994      1995      1996     APRIL 21, 1996   APRIL 20, 1997
                                             -------   -------   -------   --------------   --------------
STATEMENT OF EARNINGS DATA:
Net restaurant sales.......................  $15,005   $27,900   $41,044      $10,905          $17,896
Cost of restaurant sales...................   12,471    23,044    32,718        8,756           14,378
General and administrative expenses........      777     1,728     2,449          745            1,076
Income from operations.....................    1,757     3,129     5,877        1,404            2,443
Net earnings(3)............................    1,043     1,905     4,149          858            1,619
Net earnings per share(3)..................  $  0.34   $  0.50   $  0.71      $  0.17          $  0.26
Weighted average shares outstanding(4).....    3,068     3,834     5,826        4,968            6,264
RESTAURANT OPERATING DATA:
Average weekly sales per restaurant(5).....  $70,776   $72,468   $67,618      $69,460          $64,608
Same store sales increase (decrease)(6)....      6.2%      3.8%     (0.4)%       (0.2)%            0.6%
Restaurant margin(7).......................     16.9%     17.4%     20.3%        19.7%            19.7%
Company-owned restaurants open at end of
  period...................................        5         9        15           10               20
Franchised restaurants open at end of
  period...................................       --        --         2           --                2

                                                                 APRIL 20, 1997
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(8)
                                                              -------   -----------
BALANCE SHEET DATA:
Working capital.............................................  $ 2,357     $24,727
Total assets................................................   47,757      70,127
Total shareholders' equity..................................   41,646      64,016

---------------------
(1) The financial statement data for 1994 included herein are those of the Predecessor, and the financial statement data for 1995 include the operations of the Predecessor for the period December 26, 1994 through July 25, 1995 and the operations of the Company for the period July 26, 1995 through December 31, 1995. The assets and liabilities transferred from the Predecessor to the Company were at the amounts recorded in the accounts of the Predecessor. For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Sunday in December.

(2) For accounting purposes, the first quarter consists of 16 weeks, with the second, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of 1995 because it was a 53-week year).

(3) Prior to the IPO on July 25, 1995, the Predecessor operated the Company's restaurants as a general partnership and was not subject to corporate income taxes. Pro forma adjustments have been made to earnings for 1995 and prior years to give effect to federal and state income taxes as though the Company had been subject to corporate income taxes for the periods presented.

(4) Shares outstanding give effect to the Reorganization as if it occurred as of the beginning of 1994. See "Business -- History and Reorganization."

(5) Calculated by dividing total sales of all restaurants open during the period by the aggregate number of weeks all restaurants were open during such period.

(6) Reflects the percentage increase in sales of restaurants open throughout the compared periods. For quarterly financial reporting purposes, a new restaurant enters the same store sales calculation at the beginning of the first fiscal quarter following the restaurant's first 15 months of operation.

(7) Reflects net restaurant sales less cost of restaurant sales as a percentage of net restaurant sales.

(8) Adjusted to reflect the sale by the Company of the 1,000,000 shares of Common Stock offered hereby and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby. This discussion also identifies important cautionary factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements of the Company made by, or on behalf of, the Company. In particular, the Company's forward-looking statements, including those regarding the opening of additional restaurants, the adequacy of the Company's capital resources, the supply and cost of produce and beef and other statements regarding trends relating to various revenue and expense items, could be affected by a number of risks and uncertainties including those described below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EXPANSION RISKS; NEED FOR ADDITIONAL FINANCING

     The Company intends to use substantially all of the proceeds of this offering to develop and open additional Logan's Roadhouse restaurants. The Company's continued growth depends on its ability to locate and open new restaurants and to operate such restaurants profitably. Some of the Company's new restaurants may be opened in geographic markets in which the Company has limited or no previous operating experience. The Company's ability to expand the number of its restaurants will depend on a number of factors, including the selection and availability of quality restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training and retaining of skilled management and other personnel, the availability of adequate financing and other factors, many of which are beyond the control of the Company. The hiring and retention of management and other personnel may be difficult given the low unemployment rates in the areas in which the Company intends to operate. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner. Furthermore, there can be no assurance that the Company's new restaurants will generate sales revenue or profit margins consistent with those of the Company's existing restaurants, or that these new restaurants will be operated profitably.

     In pursuing its growth strategy, the Company may incur, from time to time, short-term and long-term bank indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company. If the Company incurs substantial indebtedness after this offering and becomes highly leveraged, the Company's ability to obtain additional financing for working capital, capital expenditures or other purposes could be impaired and a substantial portion of the Company's cash flow from operations could be used to cover debt service, limiting the Company's ability to withstand competitive pressures and economic downturns and increasing the risk of acceleration of maturity, default and loss of security pursuant to the terms of such indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SMALL RESTAURANT BASE

     The Company currently operates 22 Logan's Roadhouse restaurants, ten of which have been open for less than one year. Consequently, the sales and earnings achieved to date by these Logan's Roadhouse restaurants may not be indicative of future operating results. Moreover, because of the relatively small number of restaurants currently operated by the Company, poor operating results at a small number of restaurants could negatively affect the profitability of the entire Company. An unsuccessful new restaurant or unexpected difficulties encountered during expansion could have a greater adverse effect on the Company's results of operations than would be the case in a restaurant company with more restaurants. In addition, the Company leases eight of its restaurants. Each lease agreement provides that the lessor may terminate the lease if the Company defaults in payment of any rent or taxes, breaches any covenants or agreements or is adjudicated bankrupt. Termination of any of the Company's leases pursuant to such terms could adversely affect the Company's results of operations.

LIMITED OPERATING HISTORY

     The first Logan's Roadhouse restaurant opened in 1991 and was acquired by the Company in 1992. Consequently, the Company has a limited operating history upon which investors may evaluate its performance. In view of its limited operating history, the Company remains susceptible to a variety of business risks. Failure to continue to upgrade operating and financial controls and systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition and results of operations. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems and controls will be adequate to sustain future growth.

GEOGRAPHIC CONCENTRATION OF COMPANY-OWNED RESTAURANTS

     The Company's existing restaurants are located in Alabama, Georgia, Indiana, Kentucky, Tennessee and West Virginia, and the Company plans to expand in the Southeast, Midwest and Mid-Atlantic. As a result, the Company's results of operations may be materially affected by the economies of these states and other geographic regions in which the Company locates restaurants. There can be no assurance that the Company will be able to operate restaurants profitably in new markets. See "Business -- Properties."

CHANGES IN FOOD AND OTHER COSTS; SUPPLY RISKS

     The profitability of the Company is significantly dependent on its ability to anticipate and react to changes in food, labor, employee benefits and similar costs over which the Company has no control. Specifically, the Company also is dependent on frequent deliveries of produce and fresh beef, with the cost of fresh beef representing approximately 12% of the Company's net food sales in 1996. As a result, the Company is subject to the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions which could adversely affect the availability and cost of such items. While in the past management has been able to anticipate and react to changing costs through its purchasing practices or menu price adjustments without a material adverse effect on profitability, there can be no assurance that it will be able to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     Competition in the restaurant industry is intense. Logan's Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of quality, atmosphere, location and value. Moreover, other restaurants operate with concepts that compete for the same casual dining customers as the Company, with the number of casual dining restaurants emphasizing steaks substantially increasing in recent years. In addition to existing traditional steakhouse restaurants, the Company expects to face competition from new entries into the steakhouse segment of the restaurant industry. The Company also competes with other restaurants and retail establishments for quality sites.

     Many of the Company's competitors are well established and have substantially greater financial, marketing and other resources than the Company. Regional and national restaurant companies recently have expanded their operations in the current and anticipated market areas of the Company. There can be no assurance that the expansion of these well-financed chains in these market areas will not adversely affect the Company's results of operations. See "Business -- Competition."

RESTAURANT INDUSTRY RISKS

     The restaurant business is affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of an experienced management and hourly employees also may adversely affect the restaurant industry in general and the Company's restaurants in particular.

DEPENDENCE ON SENIOR MANAGEMENT

     The development of the Company's business has been and will continue to be highly dependent upon the Company's President and Chief Executive Officer, Edwin
W. Moats, Jr., its Vice President of Development, Ralph W. McCracken, its Vice President of Finance and Chief Financial Officer, David J. McDaniel, and its Vice President of Operations, George S. Waltman. The loss of the services of any one of the Company's four executive officers could have a material adverse effect upon the Company's business and development. See "Management."

GOVERNMENT REGULATION

     The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages, and health, fire and building codes. Termination of the liquor license for any Logan's Roadhouse restaurant would adversely affect the revenues for the restaurant. Restaurant operating costs also are affected by other government actions that are beyond the Company's control, including increases in the minimum hourly wage requirements, workers' compensation insurance rates and unemployment and other taxes. Difficulties or failure in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new Logan's Roadhouse restaurant. The suspension of, or inability to retain or renew, a license also could interrupt and adversely affect the operations at an existing restaurant. See "Business -- Government Regulation."

FRANCHISING

     In January 1996 and March 1997, respectively, the Company entered into agreements with each of L.W. Group, Inc. ("L.W. Group"), a corporation controlled by David K. Wachtel, Jr., a principal shareholder of the Company, and CMAC Incorporated ("CMAC"), a corporation controlled by Charles F. McWhorter, Jr., a principal shareholder of the Company (L.W. Group and CMAC are collectively referred to herein as the "Franchisees"), in connection with the franchising of Logan's Roadhouse restaurants in select market areas not in the Company's immediate expansion plans. Pursuant to the terms of such agreements, L.W. Group obtained the exclusive right to develop Logan's Roadhouse restaurants within certain counties of Arkansas, Oklahoma and Texas until December 31, 2000, and CMAC obtained the exclusive right to develop Logan's Roadhouse restaurants within the states of North Carolina and South Carolina and Augusta, Georgia until March 31, 2002. Each agreement is subject to automatic renewal for an additional five-year term upon the satisfaction of certain conditions. Management also is considering other franchising opportunities on a limited basis in areas which are not in the Company's immediate expansion plans and has had preliminary discussions with third parties that could result in the franchising of additional Logan's Roadhouse restaurants. See
"Business -- Franchising." The success of the Company, therefore, may be dependent, in part, upon the successful operation of the Logan's Roadhouse restaurants to be developed by franchisees, including the Franchisees. Any occurrence that creates adverse publicity involving a Logan's Roadhouse restaurant may have an adverse effect upon the Company regardless of whether such event involves a Company-owned or a franchised restaurant.

VOLATILITY OF MARKET PRICE

     From time to time after this offering, there may be significant volatility in the market price of the Common Stock. The Company believes that the current market price of its Common Stock reflects expectations that the Company will be able to continue to operate its restaurants profitably and to develop new restaurants at a significant rate and operate them profitably. If the Company is unable to operate its restaurants as profitably and develop restaurants at a pace that reflects the expectations of the market, investors could sell shares of the Common Stock at or after the time that it becomes apparent that such expectations may not be realized, resulting in a decrease in the market price of the Common Stock.

     In addition to the operating results of the Company, changes in earnings estimated by analysts, changes in general conditions in the economy or the financial markets or other developments affecting the Company or its industry could cause the market price of the Common Stock to fluctuate substantially. In recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 7,019,529 shares of Common Stock (7,119,529 shares if the Underwriters' over-allotment option is exercised in full), and an additional 512,866 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's stock option plans. All of the shares of Common Stock to be outstanding after completion of this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for those held by "affiliates" (as defined in the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. The Company, its executive officers and directors and the Selling Shareholder, who beneficially own in the aggregate 510,462 shares of Common Stock, have agreed not to sell or otherwise dispose of shares of Common Stock for 90 days after the date of this Prospectus without the prior approval of J.C. Bradford & Co. Following this offering, sales of substantial amounts of Common Stock in the public market pursuant to Rule 144 or otherwise, and the potential of such sales, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Underwriting."

                          PRICE RANGE OF COMMON STOCK

     The Company completed its IPO on July 26, 1995 at a price per share of $9.00 (adjusted to reflect the Company's three-for-two stock split effected in June 1996). Since such time, the Common Stock has traded on the Nasdaq National Market under the symbol "RDHS." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market.

1995                                                           HIGH      LOW
----                                                          ------    ------
Third Quarter (beginning July 26, 1995).....................  $12.17    $10.33
Fourth Quarter..............................................   12.50      9.50
1996
First Quarter...............................................   19.17     11.00
Second Quarter..............................................   23.50     16.50
Third Quarter...............................................   24.00     15.50
Fourth Quarter..............................................   23.50     17.00
1997
First Quarter...............................................   28.00     18.00
Second Quarter..............................................   25.75     14.25
Third Quarter (through July 23, 1997).......................   24.75     23.75

On July 23, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $24.625 per share. The Company estimates that as of June 1, 1997, there were approximately 125 holders of record of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $22.4 million ($24.6 million if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses payable by the Company.

     The Company plans to use the net proceeds, together with cash on hand and cash from operations, to fund the development of additional Logan's Roadhouse restaurants and improvements at existing restaurants. The cost of developing the Company's prototype Logan's Roadhouse restaurant is estimated to range from $2.0 million to $2.6 million, including $900,000 for building costs, $400,000 for equipment costs and $175,000 for preopening costs. Land acquisition costs, including site preparation, are the most variable development costs and are estimated to range between $500,000 and $1.1 million. The cost of development for a new restaurant will not include land acquisition costs if the property is leased rather than purchased. The Company plans to open 12 to 15 additional Logan's Roadhouse restaurants during the remainder of 1997 and 1998, depending on the availability of quality sites, the hiring and training of sufficiently skilled management and other personnel and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Until utilized for the above purposes, the Company intends to invest the net proceeds of the offering in marketable income-producing investments, including investment-grade U.S. government, municipal and corporate obligations, money market funds and other interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of April 20, 1997 and as adjusted to reflect the receipt of proceeds from the sale by the Company of the 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                                  APRIL 20, 1997
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt and capital lease
  obligations...............................................  $    --      $    --
                                                              =======      =======
Long-term debt, less current portion........................  $    --      $    --
Shareholders' equity:
  Preferred Stock, $0.01 par value, 5,000,000 shares
     authorized, no shares outstanding......................       --           --
  Common Stock, $0.01 par value, 15,000,000 shares
     authorized, 6,016,659 shares issued and outstanding;
     7,016,659 shares issued and outstanding, as
     adjusted(1)............................................       60           70
  Additional paid-in capital................................   35,098       57,458
  Retained earnings.........................................    6,488        6,488
                                                              -------      -------
          Total shareholders' equity........................   41,646       64,016
                                                              -------      -------
          Total capitalization..............................  $41,646      $64,016
                                                              =======      =======

---------------

(1) Excludes 518,027 shares of Common Stock issuable upon the exercise of stock options granted under the Company's stock option plans.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected financial data of the Company and Predecessor as of and for the fiscal years ended December 26, 1993, December 25, 1994, December 31, 1995 and December 29, 1996 and for the 16 weeks (first quarter) ended April 21, 1996 and April 20, 1997. The statement of earnings data for the 16 weeks ended April 21, 1996 and April 20, 1997 and the balance sheet data as of April 21, 1996 and April 20, 1997 are derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of financial condition and the results of operations. Operating results for the 16 weeks ended April 20, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 28, 1997. The financial data for 1993, 1994, and in 1995 through July 25, 1995 included herein are those of the Predecessor. The financial data since July 26, 1995 included herein are those of the Company. The assets and liabilities transferred from the Predecessor to the Company were at the amounts recorded in the accounts of the Predecessor. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein and the Company's Financial Statements and the related Notes thereto incorporated herein by reference.

                                                    FISCAL YEARS(1)                  FIRST QUARTER ENDED(2)
                                          ------------------------------------   -------------------------------
                                           1993     1994      1995      1996     APRIL 21, 1996   APRIL 20, 1997
                                          ------   -------   -------   -------   --------------   --------------
STATEMENT OF EARNINGS DATA:
Net restaurant sales....................  $8,810   $15,005   $27,900   $41,044      $10,905          $17,896
Cost of restaurant sales:
  Food and beverage.....................   3,269     5,336     9,953    13,662        3,596            5,860
  Labor and benefits....................   2,476     4,060     7,506    11,212        3,008            4,960
  Occupancy and other costs.............   1,701     2,691     4,594     5,974        1,673            2,607
  Depreciation and amortization.........     266       384       990     1,870          479              950
General and administrative expenses.....     454       777     1,728     2,449          745            1,076
                                          ------   -------   -------   -------      -------          -------
    Total costs and expenses............   8,166    13,248    24,771    35,167        9,501           15,453
                                          ------   -------   -------   -------      -------          -------
        Income from operations..........     644     1,757     3,129     5,877        1,404            2,443
Other income (expense):
  Interest, net.........................     (95)     (142)     (178)      309          (63)              60
  Franchise income......................      --        --        --       125           --               46
                                          ------   -------   -------   -------      -------          -------
                                             (95)     (142)     (178)      434          (63)             106
                                          ------   -------   -------   -------      -------          -------
        Earnings before income
          taxes(3)......................     549     1,615     2,951     6,311        1,341            2,549
Income tax expense(3)...................     191       572     1,046     2,162          483              930
                                          ------   -------   -------   -------      -------          -------
        Net earnings(3).................  $  358   $ 1,043   $ 1,905   $ 4,149      $   858          $ 1,619
                                          ======   =======   =======   =======      =======          =======
Net earnings per share(3)...............  $ 0.11   $  0.34   $  0.50   $  0.71      $  0.17          $  0.26
                                          ======   =======   =======   =======      =======          =======
Weighted average shares
  outstanding(4)........................   3,068     3,068     3,834     5,826        4,968            6,264
BALANCE SHEET DATA:
Total assets............................  $1,350   $ 4,036   $19,869   $45,459      $39,338          $47,757
Long-term debt, less current portion....     168       283     1,418        --           --               --
Capitalized lease obligations, less
  current portion.......................     437       704       522        --           --               --
Total partners' equity (deficit) or
  shareholders' equity..................     (79)      817    15,055    40,002       36,673           41,646

---------------

(1) For accounting purposes, the Company has adopted a 52/53 week fiscal year ending on the last Sunday in December.
(2) For accounting purposes, the first quarter consists of 16 weeks, with the second, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of 1995 because it was a 53-week year).
(3) Prior to the IPO on July 25, 1995, the Predecessor operated the Company's restaurants as a general partnership and was not subject to corporate income taxes. Pro forma adjustments have been made to earnings for 1995 and prior years to give effect to federal and state income taxes as though the Company had been subject to corporate income taxes for the periods presented.
(4) Shares outstanding give effect to the Reorganization as if it occurred as of the beginning of 1993. See "Business -- History and Reorganization."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     At the time of the Company's IPO in July 1995, the Company had eight restaurants in operation located primarily in middle Tennessee. The Company completed its second public offering of Common Stock in April 1996 at which time it operated ten restaurants. The Company has continued its expansion strategy and currently operates 22 restaurants located in Alabama, Georgia, Indiana, Kentucky, Tennessee and West Virginia. In addition, the Company franchises two restaurants in Oklahoma and one in South Carolina.

     Net restaurant sales includes a combination of food and beverage sales and are net of applicable state and city sales taxes. For restaurants open the full fiscal year of 1996, approximately 31% of net restaurant sales occurred in the first quarter (16 weeks) compared to a range of 22% to 24% of net restaurant sales in each of the other three quarters (the second, third and fourth quarters each consisting of 12 weeks). For a discussion of seasonality, see "Quarterly Financial and Restaurant Operating Data."

     From inception through July 25, 1995, the Predecessor was a partnership and, accordingly, incurred no federal or state income tax liability. The discussion of financial condition and results of operations included in the paragraphs that follow reflect a pro forma adjustment for federal and state taxes that would have been recorded during these periods if the Predecessor had been subject to corporate income taxes for the periods presented.

     The following section should be read in conjunction with "Summary Financial and Operating Data" and "Selected Financial Data" included elsewhere herein and the Company's Financial Statements and the related Notes thereto incorporated by reference herein.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to net restaurant sales of certain income statement data, for the periods indicated.

                                                                        FIRST QUARTER
                                           FISCAL YEARS               (16 WEEKS) ENDED
                                       ---------------------   -------------------------------
                                       1994    1995    1996    APRIL 21, 1996   APRIL 20, 1997
                                       -----   -----   -----   --------------   --------------
Net restaurant sales.................  100.0%  100.0%  100.0%      100.0%           100.0%
Costs of restaurant sales:
  Food and beverage..................   35.6    35.7    33.3        33.0             32.7
  Labor and benefits.................   27.1    26.8    27.3        27.6             27.7
  Occupancy and other costs..........   17.9    16.5    14.6        15.3             14.6
  Depreciation and amortization......    2.5     3.6     4.5         4.4              5.3
General and administrative
  expenses...........................    5.2     6.2     6.0         6.8              6.0
                                       -----   -----   -----       -----            -----
          Total costs and expenses...   88.3    88.8    85.7        87.1             86.3
                                       -----   -----   -----       -----            -----
          Income from operations.....   11.7    11.2    14.3        12.9             13.7
Other income (expense):
  Interest, net......................   (0.9)   (0.6)    0.8        (0.6)             0.3
  Franchise income...................     --      --     0.3          --              0.2
                                       -----   -----   -----       -----            -----
          Earnings before income
            taxes....................   10.8    10.6    15.4        12.3             14.2
Income tax expense (pro forma for
  1994 and 1995).....................    3.8     3.8     5.3         4.4              5.2
                                       -----   -----   -----       -----            -----
          Net earnings (pro forma for
            1994 and 1995)...........    7.0%    6.8%   10.1%        7.9%             9.0%
                                       =====   =====   =====       =====            =====

  Sixteen Weeks Ended April 20, 1997 Compared to Sixteen Weeks Ended April 21, 1996

     Net restaurant sales increased $7.0 million or 64.1% to $17.9 million during the first quarter of 1997 from $10.9 million during the first quarter of 1996. The Company had 20 restaurants in operation at April 20, 1997 compared to ten at April 21, 1996. The 64.1% growth in sales is primarily attributable to the opening of ten new restaurants since the first quarter of 1996. Same store sales increased 0.6% during the first quarter of 1997, primarily as a result of a 1.5% menu price increase that was implemented on February 1, 1997. Alcoholic beverage sales accounted for 11.7% and 12.5% of net restaurant sales for the first quarters of 1997 and 1996, respectively. Management attributes the decrease to an overall increase in the Company's lunch sales and a relative decrease in liquor sales as a percentage of alcoholic beverage sales.

     Food and beverage costs as a percentage of net restaurant sales decreased to 32.7% during the first quarter of 1997 from 33.0% during the first quarter of 1996. Management attributes the overall 0.3% decline primarily to lower produce prices. In addition, increases in other food and beverage items were partially offset by the aforementioned 1.5% menu price increase. The prices of the Company's commodities (beef, pork, chicken, seafood and produce) are subject to seasonal fluctuations. Accordingly, food cost results for the first quarter of 1997 may not necessarily be indicative of results to be expected for the year. The Company has historically experienced higher food costs during the spring (second quarter) and summer (third quarter) time periods.

     Labor and benefits increased $2.0 million or 64.9% to $5.0 million during the first quarter of 1997 from $3.0 million during the first quarter of 1996, primarily as a result of having 20 restaurants in operation during the first quarter of 1997 compared to ten during the first quarter of 1996. Labor and benefits, expressed as a percentage of net restaurant sales, increased slightly to 27.7% during the first quarter of 1997 from 27.6% during the first quarter of 1996. This increase is primarily attributable to the opening of five new restaurants during the first quarter of 1997 (equivalent to 2.3 restaurants in terms of restaurant weeks) compared to one new restaurant during the first quarter of 1996 and the associated high labor costs normally incurred. Generally, when a new restaurant opens, management budgets and incurs labor costs approximately 15% higher than normal to accommodate the initial increased business and to ensure a high level of food quality and service to its customers. As the new staff gains experience over a 30 to 60 day post-opening period, labor schedules are gradually adjusted to provide maximum efficiency with existing sales volume.

     Occupancy and other costs increased $900,000 or 55.8% to $2.6 million during the first quarter of 1997 from $1.7 million during the first quarter of 1996, primarily as a result of operating with a larger restaurant base during the first quarter of 1997. As a percentage of net sales, occupancy and other costs declined 0.7% to 14.6% during the first quarter of 1997 from 15.3% during the first quarter of 1996. This decline is primarily attributable to advertising expenses which were higher during the first quarter of 1996 than the normally budgeted 2.0% of net sales. Various production and media costs accounted for the increase in advertising expenses.

     Depreciation and amortization expense increased $471,000 or 98.5% to $950,000 during the first quarter of 1997 from $479,000 during the first quarter of 1996. As a percentage of net sales, depreciation and amortization expense represented 5.3% and 4.4% for the first quarters of 1997 and 1996, respectively. The increase is primarily the result of the opening of ten new restaurants since the first quarter of 1996. Although the Company prefers to own rather than lease its restaurant facilities, the Company will continue to lease properties in certain locations.

     General and administrative expenses increased $331,000 or 44.5% to $1.1 million during the first quarter of 1997 from $745,000 during the first quarter of 1996. As a percentage of net restaurant sales, general and administrative expenses declined to 6.0% during the first quarter of 1997 from 6.8% during the first quarter of 1996. The dollar increase is primarily attributable to the addition of management and staff personnel in the areas of finance, accounting, human resources, operations, training and real estate reflecting the increased level of organizational support necessary to support the Company's growing restaurant base. Because of the Company's expansion plans and the expected increase in net sales as a result thereof, management expects these expenses to continue to increase during 1997 in absolute dollars, but to decline slightly as a percentage of net sales. For a discussion of factors affecting the Company's plans to open additional restaurants, see "Liquidity and Capital Resources."

     Net interest income (interest income minus interest expense) from cash and cash equivalents amounted to $60,000 during the first quarter of 1997 as compared to $64,000 of net interest expense last year. On April 10, 1996, the Company completed a second public offering of Common Stock with net proceeds amounting to approximately $20.8 million. From the net proceeds, the Company repaid all of the then outstanding debt. Accordingly, since the latter date, the Company has incurred no interest expense and generated interest income from its various taxable and non-taxable investments.

     During the first quarter of 1997, royalty fees of $46,000 were received from the two franchised restaurants open during the period.

     The effective tax rates for the first quarters of 1997 and 1996 were 36.5% and 36.0%, respectively. The increase in the first quarter 1997 tax rate to 36.5% is primarily attributable to an expected decrease in tax-exempt interest income during 1997.

     As a result of the factors discussed above, net earnings in the first quarter of 1997 increased 88.6% to $1.6 million or 9.0% of net sales from $858,000 or 7.9% of net sales in the first quarter of 1996. Earnings per share increased $0.09 or 52.9% in the first quarter of 1997 to $0.26 from $0.17 in the first quarter of 1996 with a 26.1% increase in shares of Common Stock outstanding.

  Fiscal Year Ended December 29, 1996 Compared to Fiscal Year Ended December 23, 1995

     Net restaurant sales increased $13.1 million or 47.1% to $41.0 million in 1996 from $27.9 million in 1995. The Company had 15 restaurants in operation during 1996 compared to nine in 1995. The 47.1% growth in sales is attributable to the opening of six new restaurants in 1996. Same store sales declined slightly by 0.4% during 1996, primarily as a result of one unit experiencing increased competition. There were no menu price increases implemented during 1996. Alcoholic beverage sales accounted for 11.9% and 12.9% of net restaurant sales for 1996 and 1995, respectively. Management attributes the decrease in alcoholic beverage sales as a percentage of net restaurant sales to an increase in the Company's lunch sales and a relative decrease in liquor sales.

     Food and beverage costs as a percentage of net restaurant sales decreased to 33.3% in 1996 from 35.7% in 1995. Management attributes the overall 2.4% decline to lower beef and produce prices and the switch to a new food distributor in late November 1995. In addition, increases in other food and beverage items were partially offset by a 3.0% menu price increase in November 1995. The prices of the Company's commodities (beef, pork, chicken, seafood and produce) are subject to seasonal fluctuations. Accordingly, food cost results for 1996 may not be indicative of results to be expected in future years.

     Labor and benefits increased $3.7 million or 49.4% to $11.2 million in 1996 from $7.5 million in 1995, primarily as a result of having 15 restaurants in operation in 1996 compared to nine in 1995. Labor and benefits, expressed as a percentage of net restaurant sales, increased to 27.3% in 1996 from 26.8% in 1995. This increase is primarily attributable to the opening of six new restaurants during 1996 and the associated high labor costs normally incurred.

     Occupancy and other costs increased $1.4 million or 30.1% to $6.0 million in 1996 from $4.6 million in 1995, primarily as a result of operating with a larger restaurant base in 1996. As a percentage of net sales, occupancy and other costs declined 1.9% to 14.6% in 1996 from 16.5% in 1995. In connection with the Company's IPO in July 1995, the Company purchased for $6.1 million all of the real property and improvements on three of its restaurant sites and all of the improvements on two of its restaurant sites. Such real property and improvements previously had been leased. Accordingly, rent expense has significantly declined since July 1995.

     Depreciation and amortization expense increased $879,000 or 88.7% to $1.9 million in 1996 from $990,000 in 1995. As a percentage of net sales, depreciation and amortization expense represented 4.5% and 3.6%, respectively, for 1996 and 1995. The increase is primarily the result of the aforementioned purchase of five leased facilities and of increased depreciation and amortization resulting from the opening of six new restaurants during 1996.

     General and administrative expenses increased $721,000 or 41.8% to $2.4 million in 1996 from $1.7 million in 1995. As a percentage of net restaurant sales, general and administrative expenses declined slightly to 6.0% in 1996 from 6.2% in 1995. Because of the Company's expansion plans, management expects these expenses to continue to increase during 1997 in absolute dollars, but to decline slightly as a percentage of net restaurant sales.

     Net interest income (interest income minus interest expense) from cash and cash equivalents amounted to $308,000 in 1996 as compared to $178,000 of net interest expense in 1995. On April 10, 1996, the Company completed a second public offering of Common Stock, with net proceeds amounting to approximately $20.8 million. From the net proceeds, the Company repaid all of the then outstanding debt. Accordingly, since the latter date, the Company has incurred no interest expense and generated interest income from its various taxable and non-taxable investments.

     In connection with the openings of two of the Company's franchised restaurants, the Company recognized as income the initial non-refundable $60,000 franchise fee collected. In addition, total royalty fees of $65,000 were received during the year from both franchised restaurants.

     The effective tax rates for 1996 and 1995 (on a pro forma basis) were 34.3% and 35.4%, respectively. The reduction in the 1996 tax rate to 34.3% is attributable to the impact of tax-free interest income being generated from certain non-taxable investments.

     From inception through July 25, 1995, the Company was a partnership and accordingly incurred no federal or state income tax liability. Included in operating results for 1995 is a pro forma adjustment that provides for statutory federal and state tax rates then in effect as though the Company had been subject to corporate income taxes for the period indicated.

     As a result of the factors discussed above, net earnings in 1996 increased 117.8% to $4.1 million or 10.1% of net sales from $1.9 million or 6.8% of net sales in 1995. Earnings per share increased $0.21 or 42.0% in 1996 to $0.71 from $0.50 in 1995 with a 52.0% increase in weighted average shares of Common Stock outstanding.

  Fiscal Year Ended December 31, 1995 Compared to Fiscal Year Ended December 25, 1994

     Net restaurant sales increased $12.9 million or 85.9% from $15.0 million in 1994 to $27.9 million in 1995. The Company had nine restaurants in operation during 1995 compared to five in 1994. The 85.9% growth in sales is primarily attributable to the opening of four new restaurants and to a 3.8% increase in same store sales in 1995 over the comparable period in 1994. This increase resulted from higher customer counts and menu price increases of 2.2% and 3.0% in April 1994 and late November 1995, respectively. Alcoholic beverage sales accounted for 13.8% and 12.9% of net restaurant sales for 1994 and 1995, respectively. Management attributes the decrease in alcoholic beverage sales as a percentage of net restaurant sales to an increase in the Company's lunch sales and a relative decrease in liquor sales.

     Food and beverage costs as a percentage of net restaurant sales increased slightly from 35.6% in 1994 to 35.7% in 1995. Although the prices of the Company's commodities (beef, pork, chicken, seafood and produce) are subject to seasonal fluctuations, these prices have remained fairly stable during 1994 and 1995. Increases in costs were partially offset by menu price increases of 2.2% in April 1994 and 3.0% in late November 1995.

     Labor and benefits increased $3.4 million or 84.9% from $4.1 million in 1994 to $7.5 million in 1995, primarily as a result of having nine restaurants in operation in 1995 compared to five in 1994. Labor and benefits, expressed as a percentage of net restaurant sales, declined from 27.1% in 1994 to 26.8% in 1995. This decline is primarily the result of improved operating efficiency resulting from operating with higher average unit sales volume.

     Occupancy and other costs increased $1.9 million or 70.7% from $2.7 million in 1994 to $4.6 million in 1995, primarily as a result of operating with a larger restaurant base in 1995. As a percentage of net sales, occupancy and other costs declined 1.4% from 17.9% in 1994 to 16.5% in 1995. In connection with the IPO in July 1995, the Company purchased for $6.1 million all of the real property and improvements on three of its restaurant sites and all of the improvements on two of its restaurant sites. Such real property and improvements previously had been leased. Accordingly, rent expense has significantly declined since July 1995. The decline of 1.4% is primarily the result of increased average unit sales volume on relatively fixed expenses which generally do not vary with sales.

     Depreciation and amortization expense increased $606,000 or 157.8% from $384,000 in 1994 to $990,000 in 1995. As a percentage of net sales, depreciation and amortization expense represented 2.5% and 3.6%, respectively, for 1994 and 1995. The increase is primarily the result of the aforementioned purchase of five leased facilities and of increased depreciation and amortization resulting from the opening of four new restaurants during 1995.

     General and administrative expenses increased $951,000 or 122.4% from $777,000 in 1994 to $1.7 million in 1995. As a percentage of net restaurant sales, general and administrative expenses increased from 5.2% in 1994 to 6.2% in 1995. This increase is primarily attributable to the Company significantly expanding its management and staff personnel in the areas of finance, accounting, human resources, operations, training and real estate during the latter part of 1994 and in 1995 reflecting the increased level of organizational support necessary to support the Company's growing restaurant base. In addition, in 1995 the Company incurred certain additional costs associated with operating as a public company.

     Net interest expense increased $36,000 or 25.0% from $142,000 in 1994 to $178,000 in 1995. This increase is primarily the result of growth in the number of restaurants in operation and the incremental financing costs associated with such growth. The Company also generated $76,000 of interest income from short-term investments of the net proceeds from the IPO to offset this increase. As a percentage of sales, this category has remained approximately the same for the comparable periods, amounting to 0.9% and 0.6% in 1994 and 1995, respectively.

     Pro forma income taxes reflect statutory federal and state tax rates then in effect as though the Company had been subject to corporate income taxes for the entire periods indicated. The effective tax rates were 35.4% for both 1994 and 1995.

     Pro forma net earnings increased from $1.0 million in 1994 to $1.9 million in 1995, an increase of 82.7%.

IMPACT OF INFLATION

     The impact of inflation on the cost of food, labor, equipment, land and construction costs could affect the Company's operations. A majority of the Company's employees are paid hourly rates related to federal and state minimum wage laws. In addition, most of the Company's leases require the Company to pay taxes, insurance, maintenance, repairs and utility costs, and these costs are subject to inflationary pressures. The Company may attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at existing restaurants. Management believes that inflation has had no significant impact on costs during the last two years, primarily because the largest single item of expense, food costs, has remained relatively stable during this period.

QUARTERLY FINANCIAL AND RESTAURANT OPERATING DATA

     The following is a summary of certain unaudited quarterly results of operations for each of the last three fiscal years and the 16 weeks ended April 20, 1997. For financial reporting purposes, the first quarter consists of 16 weeks, with the second, third and fourth quarters each consisting of 12 weeks (13 weeks in the fourth quarter of 1995 because it was a 53-week year):

                                    FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER    TOTAL
                                    -------------   --------------   -------------   --------------   -------
                                                             (DOLLARS IN THOUSANDS)
FISCAL YEAR ENDED DECEMBER 25, 1994:
Net restaurant sales..............     $ 3,172          $3,441          $ 4,218         $ 4,174       $15,005
Pro forma net earnings............     $   206          $  257          $   344         $   236       $ 1,043
Pro forma net earnings per
  share...........................     $  0.07          $ 0.09          $  0.11         $  0.08       $  0.34
Restaurants in operation, end of
  quarter.........................           3               4                5               5             5

FISCAL YEAR ENDED DECEMBER 31, 1995:
Net restaurant sales..............     $ 6,857          $6,400          $ 6,891         $ 7,752       $27,900
Net earnings (pro forma for first
  and second quarters)............     $   420          $  350          $   530         $   605       $ 1,905
Net earnings per share (pro forma
  for first and second
  quarters).......................     $  0.14          $ 0.11          $  0.12         $  0.13       $  0.50
Restaurants in operation, end of
  quarter.........................           6               8                8               9             9

FISCAL YEAR ENDED DECEMBER 29, 1996:
Net restaurant sales..............     $10,905          $9,077          $10,139         $10,923       $41,044
Net earnings......................     $   858          $  981          $ 1,091         $ 1,219       $ 4,149
Net earnings per share............     $  0.17          $ 0.16          $  0.18         $  0.20       $  0.71
Restaurants in operation, end of
  quarter.........................          10              12               14              15            15

FISCAL YEAR ENDING DECEMBER 28, 1997:
Net restaurant sales..............     $17,896
Net earnings......................     $ 1,619
Net earnings per share............     $  0.26
Restaurants in operation, end of
  quarter.........................          20

     Management believes there is a small degree of seasonality to the business, with average weekly sales being slightly lower in the winter months. Because the Company's first fiscal quarter consists of sixteen weeks, however, the effect of such seasonality is not necessarily reflected in the Company's quarterly financial results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     On April 10, 1996, the Company completed a second public offering of Common Stock. Proceeds to the Company (after underwriting discounts and expenses) amounted to approximately $20.8 million, of which approximately $2.3 million was used to repay outstanding indebtedness and the remaining proceeds, together with cash on hand, cash flow from operations and lease financing, was used for new restaurants. The Company's ability to expand the number of its restaurants will depend on a number of factors, including the selection and availability of quality restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training and retaining of skilled management and other personnel, the availability of adequate financing and other factors, many of which are beyond the control of the Company. The hiring and retention of management and other personnel may be difficult given the low unemployment rates in the areas in which the Company intends to operate. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner. Furthermore, there can be no assurance that the Company's new restaurants will generate sales revenue or profit margins consistent with those of the Company's existing restaurants, or that these new restaurants will be operated profitably.

     The Company's principal capital needs arise from the development of new restaurants, and to a lesser extent, maintenance and improvement of its existing facilities. Prior to the IPO, the principal sources of capital to fund these expenditures were internally generated cash flow, bank borrowings and lease financing. The following table provides certain information regarding the Company's sources and uses of capital for the three years presented.

                                                                           FIRST QUARTER
                                                   FISCAL YEARS              (16 WEEKS)
                                           ----------------------------        ENDED
                                            1994      1995       1996      APRIL 20, 1997
                                           ------    -------    -------    --------------
                                                           (IN THOUSANDS)
Cash flow from operations................  $2,195    $ 3,011    $ 7,302        $2,266
Capital expenditures.....................  (2,047)   (13,886)   (18,146)       (6,652)
Net proceeds from equity offerings.......      --     13,048     20,773            --
Net borrowings (repayments)..............     806        529     (2,579)           --

     Since inception, the Company's single largest use of funds has been for capital expenditures consisting of land, building, equipment and preopening costs associated with its restaurant expansion program. The substantial growth of the Company over the period has not required significant additional working capital. Sales are predominantly cash and the business does not require the maintenance of significant receivables or inventories. In addition, it is common within the restaurant industry to receive trade credit on the purchase of food, beverage and supplies, thereby reducing the need for incremental working capital to support sales increases.

     The Company has a $2.5 million revolving credit facility with First American National Bank (the "Credit Facility"). As of the date hereof, there were no borrowings outstanding under the Credit Facility. The Credit Facility imposes restrictions on the Company with respect to the maintenance of certain financial ratios, the incurrence of indebtedness, the sale of assets, mergers, capital expenditures and the payment of dividends.

     The Company prefers to own its restaurant facilities when possible rather than lease. The cost of developing the Company's prototype Logan's Roadhouse restaurant is estimated to range from $2.0 million to $2.6 million, including $900,000 for building costs, $400,000 for equipment costs and $175,000 for preopening costs. Land acquisition costs, including site preparation, are the most variable development costs and are estimated to range between $500,000 and $1.1 million. The cost of development for a new restaurant will not include land acquisition costs if the property is leased rather than purchased. The Company plans to open two Logan's Roadhouse restaurants during the remainder of 1997, depending on the availability of quality sites, the hiring and training of sufficiently skilled management and other personnel and other factors.

     Capital expenditures and preopening costs for the remainder of 1997 and 1998 are estimated to range from $28.6 million to $33.2 million for the development of 16 to 18 new restaurants of which two are expected to open in 1997. In addition, the Company plans to spend $500,000 during the remainder of 1997 and 1998 to renovate and replace equipment in existing restaurants.

     Management believes that the net proceeds of this offering, together with available cash reserves, cash provided from operations and borrowing capacity, will be sufficient to fund the Company's expansion plans through 1998. Should the Company's actual results of operations fall short of, or its rate of expansion significantly exceed, its plans, or should its costs or capital expenditures exceed expectations, the Company may need to seek additional financing in the future. In negotiating such financing, there can be no assurance that the Company will be able to raise additional capital on terms satisfactory to the Company.

     In order to provide any additional funds necessary to pursue the Company's growth strategy, the Company may incur, from time to time, additional short and long-term bank indebtedness and may issue, in public or private transactions, its equity and debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

                                    BUSINESS

GENERAL

     Logan's Roadhouse operates 22 Company-owned Logan's Roadhouse restaurants and franchises three Logan's Roadhouse restaurants, all of which feature steaks, ribs, chicken and seafood dishes in a distinctive atmosphere reminiscent of an American roadhouse. The Logan's Roadhouse concept is designed to appeal to a broad range of customers by offering generous portions of moderately-priced, high quality food in a very casual, relaxed dining environment that is lively and entertaining. The restaurants are open seven days a week for lunch and dinner and offer full bar service. The Logan's Roadhouse menu is designed to appeal to a wide variety of tastes, emphasizing extra-aged, hand-cut USDA choice steaks and signature dishes such as fried green tomatoes, baked sweet potatoes and made-from-scratch yeast rolls.

     The first Logan's Roadhouse restaurant opened in 1991 in Lexington, Kentucky and was acquired by the Company in 1992. See "History and Reorganization." Since then, the Company has opened 21 additional Logan's Roadhouse restaurants in Alabama, Georgia, Indiana, Kentucky, Tennessee and West Virginia and franchised two Logan's Roadhouse restaurants in Oklahoma and one in Greenville, South Carolina, which opened in July 1997. In 1996, the average sales per restaurant open for a full year were approximately $3.6 million.

THE LOGAN'S ROADHOUSE CONCEPT

     The Logan's Roadhouse concept is designed to appeal to a broad range of customers by offering a wide variety of items in a very casual, relaxed dining atmosphere that is lively and entertaining. The key elements of the Logan's Roadhouse concept include the following:

     Atmosphere. The lively, country "honky-tonk" atmosphere of Logan's Roadhouse restaurants seeks to appeal to families, couples, single adults and business persons. The Company's spacious restaurants are constructed of rough-hewn cedar siding in combination with bands of corrugated metal outlined in double-striped, red neon. The interiors are decorated with hand-painted murals depicting typical scenes from American roadhouses of the 1940s and 1950s, concrete and wooden planked floors and neon signs and feature Wurlitzer(TM) jukeboxes playing contemporary country hits. The restaurants also feature a display cooking grill and an old-fashioned meat counter displaying steaks, ribs, seafood and salads, and include a spacious, comfortable bar area with a large-screen television. While dining or waiting for a table, guests may eat roasted in-shell peanuts and toss the shells on the floor, and watch as cooks prepare steaks and other entrees on gas-fired mesquite grills.

     Menu and Pricing. The Company's restaurants offer a wide variety of items designed to appeal to a broad range of consumer tastes. Specialty appetizers include Logan's Fried Green Tomatoes, Hot Wings Roadhouse Style, Baby Back Rib Basket and Roadhouse Nachos. The Company's dinner menu features an assortment of specially seasoned, choice USDA steaks, including 6 and 9 oz. Filets, 6, 9 and 12 oz. Sirloins, 12 and 16 oz. Rib-Eyes, a 12 oz. New York Strip, a 16 oz. T-Bone, and a 22 oz. Porterhouse, which are all extra-aged, cut by hand on the premises and prepared over an open gas-fired mesquite grill. Guests also may choose from baby back ribs, fresh seafood, mesquite grilled shrimp, grilled and barbecue chicken and an assortment of hamburgers, salads and sandwiches. All dinner entrees include dinner salad, made-from-scratch yeast rolls and a choice of brown sugar and cinnamon sweet potato, baked potato, fries or rice pilaf at no additional cost. The Company's express lunch menu provides specially priced items guaranteed to be served in less than 15 minutes, including a variety of hamburgers, salads and sandwiches. All lunch salads are served with made-from-scratch yeast rolls, and all lunch sandwiches are served with homestyle potato chips at no additional cost. Prices range from $3.95 to $7.50 for lunch items and from $7.50 to $16.95 for dinner entrees. The average check per customer, including beverages, was $8.72 for lunch and $11.91 for dinner in the first quarter ended April 20, 1997.

OPERATING STRATEGY

     The Company's operating strategy is to differentiate its restaurants by:

          Providing a Unique, Lively Dining Atmosphere. Management believes that the Company's restaurants are unique and provide a relaxed, enjoyable, lively atmosphere for customers. All employees are encouraged to interact with customers in a respectful, friendly manner which encourages customers to relax and enjoy their experience. Management believes that many of the features of the Company's restaurants, such as the display cooking grill and fresh deli meat cases which are prominently displayed in the customer waiting areas, demonstrate the freshness and quality of the menu items to customers.

          Maintaining a High Price-to-Value Relationship. While management believes that the food quality and service at the Company's restaurants is comparable or superior to that of other casual dining restaurants, the Logan's Roadhouse menu offers more dishes at lower price points than many of its competitors. This broadens the Company's target market to include value-driven customers as well as traditional casual dining customers. Management believes that this pricing approach creates a high price-to-value perception, increases customer volume and generates more frequent repeat visits.

          Offering a Diverse Menu. Although extra-aged, hand-cut choice USDA steaks are a featured house specialty, the Company's menu is designed to have broad appeal by featuring mesquite grilled chicken, ribs and fresh seafood, as well as a wide selection of salads, sandwiches and appetizers. Most of the entree items, including the steaks, chicken and seafood, and all salads are prepared using fresh ingredients. Management believes that offering a diverse menu appeals to a broader segment of the population and encourages customers to visit the Company's restaurants more often.

          Hiring and Retaining Quality Employees. By providing extensive training, employee development and attractive compensation, the Company encourages a sense of personal commitment from its employees. The Company has a cash bonus program tied to established performance goals on a restaurant-by-restaurant basis for each restaurant's management team pursuant to which restaurant managers typically earn bonuses equal to approximately 25% of their total cash compensation. Management believes that the Company attracts qualified managers by providing a better overall quality of life characterized by a five-day work schedule involving fewer hours than are typically required in the restaurant industry. Management believes its restaurant policies have resulted in a low rate of management-level employee turnover. See "Restaurant Operations."

GROWTH STRATEGY

     The following are the key elements of the Company's growth strategy:

          Opening Restaurants in Target Markets. The Company targets mid-sized metropolitan markets of approximately 500,000 or more in population primarily in the Southeast and Midwest that management believes include significant opportunities for potential customers because of the population, income levels, presence of shopping and entertainment centers, offices and colleges and universities. The Company also targets smaller markets of approximately 175,000 or more in population where the appeal of the Company's concept, together with fewer competing casual dining restaurants, provides an attractive opportunity for the Company. Management believes that its target markets are less competitive than major metropolitan markets on the basis of both site acquisition and number of casual dining restaurant options. Because the market selection criteria of the Company is within the discretion of management, such selection criteria may be altered if necessary to effectuate the Company's growth strategy.

          Selecting and Developing High Quality Restaurant Sites. Management devotes significant time and resources to analyzing each prospective site, considering local market demographics, population density, average household income levels and site specific characteristics such as visibility, accessibility, traffic counts and parking. The Company also considers existing local competition and, to the extent such information is available, the revenues of other comparably priced restaurants operating in the market. The Company's Chief Executive Officer, Edwin W. Moats, Jr., and Vice President of Development, Ralph W. McCracken, together with other members of management, work actively with real estate brokers in target markets to select high quality sites and maintain and regularly update a broad database of possible sites. Typically, management requires four to eight months to locate, approve and close on a restaurant site and four to five additional months to obtain necessary permits, construct, equip and open a restaurant.

          Utilizing the Company's Prototype Restaurant. Management has designed the prototype Logan's Roadhouse restaurant to be larger than many casual dining restaurants as part of its strategy to provide a relaxed atmosphere and maximize sales volumes. Of the 22 Company-owned Logan's Roadhouse restaurants, 17 are prototypes, and the remaining five operate in renovated buildings which are generally comparable in seating capacity to the prototype restaurants. The prototype Logan's Roadhouse restaurants operate in new, freestanding buildings, with approximately 7,800 square feet of space situated on an approximately 1.7 acre site, with seating for approximately 290 guests, including 45 bar seats, and parking for 150 automobiles.

          Seeking Remodeling Opportunities. In addition to developing prototype restaurants, the Company plans to consider developing additional Logan's Roadhouse restaurants in existing buildings. Management believes that its ability to remodel an existing facility into a Logan's Roadhouse permits greater accessibility to quality sites in more developed markets. The conversion and remodeling of an existing restaurant building into a Logan's Roadhouse restaurant generally takes three to four months, depending on the nature and extent of such renovation.

RESTAURANT OPERATIONS

     Management and Employees. The Company has six area supervisors who are responsible for supervising the Company's restaurants and the continuing development of a restaurant's management team. Through regular visits to the restaurants, the area supervisors ensure that the Company's concept, strategy and standards of quality are being adhered to in all aspects of restaurant operations. Each of the Company's restaurants has one general manager, one kitchen manager and four assistant managers. The general manager of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance established by the Company. Management believes that guests benefit from the attentive service and high quality food which results from having six managers in every restaurant. The Company generally seeks as managers for each Logan's Roadhouse restaurant two non-management employees promoted into management positions who fully understand the Logan's Roadhouse concept and four managers with high levels of previous management experience.

     The Company seeks to attract and retain high caliber managers and hourly employees by providing them with attractive financial incentives and flexible working schedules. Financial incentives provided to attract high caliber managers include competitive salaries, bonuses and stock options based on position, seniority and performance criteria. Also, management believes that the Company attracts qualified managers by providing a better overall quality of life characterized by a five-day work schedule involving fewer hours than are typically required in the restaurant industry. The average number of hourly employees in each of the Logan's Roadhouse restaurants is approximately 100. Management believes the Company attracts high quality hourly employees by providing a casual, high energy and entertaining atmosphere in which to work.

     Training and Development. The Company requires its restaurant managers to have significant experience in the full-service restaurant industry. In addition, the Company has developed a comprehensive ten week training course which all managers are required to complete. The program emphasizes the Company's operating strategy, procedures and standards and is conducted at a Logan's Roadhouse restaurant.

     The general managers, together with the area supervisor, are responsible for selecting the hourly employees for each new restaurant. Prior to the opening of each new restaurant, the Company's director of human resources and training assembles a team of experienced employees to train and educate the new employees. The training period for new employees lasts approximately two weeks and includes one week of general training prior to opening and one week of on-the-job supervision at the new Logan's Roadhouse restaurant. Ongoing employee training remains the responsibility of the restaurant general manager under the supervision of an area supervisor.

     Customer Satisfaction. The Company is committed to providing its customers prompt, friendly, efficient service, keeping table-to-server ratios low and staffing each restaurant with an experienced management team to ensure attentive customer service and consistent food quality. Through the use of customer surveys, management receives valuable feedback from customers and through prompt responses demonstrates a continuing interest in customer satisfaction.

     Advertising and Marketing. The Company employs an advertising and marketing strategy designed to establish and maintain a high level of name recognition and to attract new customers. The Company uses television and radio advertising in selected markets and print and radio advertising in certain smaller markets. The Company's goal is to develop a sufficient number of restaurants in certain markets to permit the continued cost-efficient use of radio and outdoor advertising. The Company currently budgets approximately 2.0% of its annual sales on advertising and public relations. The Company also engages in a variety of promotional activities, such as contributing time, money and complementary meals to charitable, civic and cultural programs, in order to increase public awareness of the Company's restaurants.

     Restaurant Reporting. The Company closely monitors sales, costs of food and beverage and labor at each of its restaurants. Weekly restaurant operating results are used by management to detect trends at each location, and negative trends are promptly remedied where possible. Financial controls are maintained through management of an accounting and management information system that is implemented at the restaurant level. Administrative and management staff prepare daily reports of sales, labor and customer counts. On a weekly basis, condensed profit and loss statements are compiled by the Company's accounting department that provide to management detailed analysis of sales and product and labor costs, with a comparison to budgets and prior period performance.

     Purchasing. The Company strives to obtain consistent quality items at competitive prices from reliable sources. The Company tests various new products in an effort to obtain the highest quality products possible and to be responsive to changing customer tastes. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products, purchasing decisions are made by corporate management. The Company entered into a contract with its current supplier of food products and supplies in 1995. To date, the Company has not experienced any significant delays in receiving its food and beverage inventories, restaurant supplies or equipment.

HISTORY AND REORGANIZATION

     The first Logan's Roadhouse restaurant was opened in 1991 in Lexington, Kentucky, and in 1992 the Predecessor was formed as a general partnership to acquire the original restaurant. The general partners of the Predecessor were O'Charley's Inc., a publicly held company operating casual dining restaurants under a different concept than that of the Company, which held a 20% interest, and Logan's Management Group, Inc., a Tennessee corporation which was merged into the Company immediately prior to the IPO ("LMG"), which held an 80% interest. The shareholders of LMG were Edwin W. Moats, Jr., the Chairman of the Board, President and Chief Executive Officer of the Company, and Charles F. McWhorter, Jr. and David K. Wachtel, Jr., each a Franchisee and principal shareholder of the Company.

     On March 30, 1995, Logan's Roadhouse, Inc. was formed, and immediately prior to the IPO, the Company acquired the partnership interests of the Predecessor pursuant to an Exchange Agreement, dated July 25, 1995 (the "Exchange Agreement"), pursuant to which the partners in the Predecessor contributed to the Company all of their respective interests in the Predecessor in exchange for shares of Common Stock. In addition, the Company entered into restrictive covenant agreements and a registration rights agreement with certain parties to the Exchange Agreement.

PROPERTIES

     The Company currently operates 22 Company-owned restaurants, all of which are freestanding facilities. The following table sets forth certain information with respect to the Company's existing Logan's Roadhouse restaurants and restaurants under construction:

                                              SEATING     RESTAURANT SIZE     PROTOTYPE       OWNED
OPENING DATE                  LOCATION        CAPACITY   (APPROX. SQ. FT.)   OR RENOVATED   OR LEASED
------------                  --------        --------   -----------------   ------------   ---------
August 1991             Lexington, KY           257            6,800         Renovated       Leased
August 1992             Nashville, TN           272            7,100         Renovated       Leased
                          (Hickory Hollow)
July 1993               Nashville, TN           290            7,350         Renovated       Leased
                          (Rivergate)
May 1994                Clarksville, TN         292            7,800         Prototype        Owned
July 1994               Jackson, TN             292            7,800         Prototype        Owned
January 1995            Murfreesboro, TN        292            7,800         Prototype        Owned
May 1995                Brentwood/Franklin,     292            7,800         Prototype        Owned
                          TN (Cool Springs)
June 1995               Paducah, KY             286            8,300         Renovated       Leased
November 1995           Chattanooga, TN         292            7,800         Prototype        Owned
January 1996            Clarksville, IN         292            7,800         Prototype        Owned
June 1996               Johnson City, TN        292            7,800         Prototype        Owned
June 1996               Florence, AL            292            7,800         Prototype        Owned
August 1996             Columbus, GA            299            8,400         Renovated        Owned
October 1996            Knoxville, TN           292            7,800         Prototype       Leased
December 1996           Barboursville, WV       292            7,800         Prototype       Leased
January 1997            Evansville, IN          292            7,800         Prototype       Leased
February 1997           Tuscaloosa, AL          292            7,800         Prototype        Owned
February 1997           Memphis, TN             292            7,800         Prototype        Owned
April 1997              Athens, GA              292            7,800         Prototype        Owned
April 1997              Macon, GA               292            7,800         Prototype        Owned
June 1997               Louisville, KY          292            7,800         Prototype       Leased
June 1997               Cookeville, TN          292            7,800         Prototype        Owned
August 1997             Nashville, TN           292            7,800         Prototype       Leased
  (Projected)           (Elliston Place)
November 1997           Baton Rouge, LA         292            7,800         Prototype        Owned
  (Projected)

     The cost of developing the Company's prototype Logan's Roadhouse restaurant is estimated to range from $2.0 million to $2.6 million, including $900,000 for building costs, $400,000 for equipment costs and $175,000 for preopening costs. Land acquisition costs, including site preparation, are the most variable development costs and are estimated to range between $500,000 and $1.1 million. The cost of development for a new restaurant will not include land acquisition costs if the property is leased rather than purchased. Although the Company plans to focus its growth and expansion strategy on purchasing real property on which to develop its restaurants, the Company will continue to lease properties in certain locations. Management believes the Company's restaurant facilities are adequately covered by insurance.

     The Company's executive offices are located in approximately 6,700 square feet of space in Nashville, Tennessee, under a lease expiring in 1999. Management believes that the rent payable for this space does not exceed the fair market value of comparable properties. Management is in the process of securing additional leased office space and believes it will be able to do so on acceptable terms.

FRANCHISING

     In connection with the franchising of Logan's Roadhouse restaurants in select market areas not in the Company's immediate expansion plans for owned restaurants, the Company entered into Area Development Agreements (each, a "Development Agreement") and Franchise Agreements (each, a "Franchise Agreement") with each of L.W. Group and CMAC in January 1996 and March 1997, respectively. L.W. Group's Development Agreement provides for it to develop a specified number of Logan's Roadhouse restaurants in certain counties of Arkansas, Oklahoma and Texas. CMAC's Development Agreement provides for it to develop a specified number of Logan's Roadhouse restaurants in the states of North Carolina and South Carolina, as well as Augusta, Georgia. L.W. Group currently operates two Logan's Roadhouse restaurants in Edmond, Oklahoma and Oklahoma City, Oklahoma. CMAC opened its first restaurant in Greenville, South Carolina in July 1997.

     Each Development Agreement requires the Franchisees to locate sites for and develop a specified number of Logan's Roadhouse restaurants within specified geographic areas. Under the terms of each Development Agreement, the Franchisees are required to open a specified number of restaurants during scheduled intervals, and management of the Company has the right to approve each restaurant site. Each Franchisee is required to enter into individual franchise agreements for each Logan's Roadhouse restaurant it develops. Each Development Agreement prohibits the Franchisees and their principals from owning, operating or assisting other restaurants with menus or methods of operation similar to those of Logan's Roadhouse restaurants that are located within the geographic area covered by the Development Agreement. The initial terms of the Development Agreements with L.W. Group and CMAC expire on December 31, 2000 and March 31, 2002, respectively, subject to automatic renewal for an additional five years following such initial term, provided the Franchisees have satisfied the development schedule specified in their respective Development Agreements. The Company has the right to purchase all of the outstanding stock of L.W. Group and CMAC beginning in January 2001 and April 2002, respectively, upon the occurrence of specified events on the terms and conditions as set forth in their respective Development Agreements. The Franchisees could lose their exclusive development rights under their respective Development Agreements if they fail to meet the performance and other requirements specified in the Development Agreements or the Franchise Agreements.

     Each Franchise Agreement grants to the Franchisees the right to operate a Logan's Roadhouse restaurant in a specified location for a period of 20 years, with two additional five-year renewal options. The Franchise Agreement licenses the right to use the Company's trademarks and service marks with respect to this specific restaurant site, subject to appropriate oversight by the Company. In developing a Logan's Roadhouse restaurant, the Franchisees are required to comply with the Company's general construction specifications, designs, color schemes, signs and equipment, formulas for preparation of food and beverage products, operations and financial control methods, and management training plans.

     The Company is obligated to provide a three week training program for a fee ranging from $45,000 to $55,000 per restaurant during which certain of the Franchisees' personnel are educated and instructed at the Franchisees' restaurant in all aspects of the Company's system of operations. The course begins approximately one week prior to the opening of the Franchisees' restaurant and ends approximately two weeks after such opening. Pursuant to the terms of the Franchise Agreement, additional training by the Company's training crew may be conducted at the Franchisees' restaurant upon request. The Franchisees are responsible for all expenses incurred by its personnel while in training, including travel and living expenses.

     Each Franchise Agreement prohibits the Franchisee from transferring ownership of the franchise without the prior approval of the Company, and provides the Company a right of first refusal to purchase the franchise on the same terms and conditions as any proposed transfer by the Franchisee. For a period of 24 months following the date of termination or expiration of the Franchise Agreement, the Franchisees and certain of their principals may not compete with the Company within a 50-mile radius of any existing or planned Company or franchised restaurant, subject to certain exceptions. Additionally, the Franchisees may not solicit any previously serviced accounts, groups or clientele for or on behalf of any casual dining restaurant for one year following the termination or expiration of the Franchise Agreement.

     The Franchise Agreements require the Franchisees to pay an initial $30,000 franchise fee and a monthly royalty fee of 3.0% of gross sales. The Company currently requires L.W. Group to contribute 0.5% of gross sales to the Company's general advertising account and may require the Franchisees to contribute up to 1.0%. In addition, the Company may require the Franchisees to expend on an annual basis up to 3.0% of gross sales for local promotional activities, subject to the approval of the Company. In 1996, L.W. Group paid the Company $60,000 for the initial franchise fees in connection with the two restaurants opened in Oklahoma and total royalty fees of approximately $65,000. In 1997, CMAC paid the Company $30,000 for the initial franchise fee in connection with the restaurant opened in South Carolina.

     Management is considering other future franchising opportunities in areas which are not in the Company's immediate expansion plans for owned restaurants, and has had preliminary discussions with third parties that could result in the franchising of additional Logan's Roadhouse restaurants on similar terms as the Company's agreements with its Franchisees.

COMPETITION

     Competition in the restaurant industry is intense. Logan's Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of quality, atmosphere, location and value. Moreover, other restaurants operate with concepts that compete for the same casual dining customers as the Company, with the number of casual dining restaurants emphasizing steaks substantially increasing in recent years. The Company also competes with other restaurants and retail establishments for quality sites.

     Many of the Company's competitors are well established and have substantially greater financial, marketing and other resources than the Company. Regional and national restaurant companies recently have expanded their operations in the current and anticipated market areas of the Company. There can be no assurance that the expansion of these well-financed chains in these market areas will not adversely affect the Company's profitability.

EMPLOYEES

     As of June 1, 1997, the Company employed approximately 2,300 people, of whom 25 are executive and administrative personnel, 145 are restaurant management personnel and the remainder are hourly restaurant personnel. Many of the Company's hourly restaurant employees work part-time. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its employee relations to be good.

SERVICE MARKS

     Logan's Roadhouse is registered as a federal service mark on the Principal Register of the United States Patent and Trademark Office. The Company regards its service mark as having significant value and being an important factor in the development and marketing of its restaurants. The Company's policy is to pursue registration of its service marks and trademarks whenever possible and to oppose vigorously any infringement of its service marks and trademarks.

GOVERNMENT REGULATION

     The Company is subject to a variety of federal, state and local laws. Each of the Company's restaurants is subject to permitting, licensing and regulation by a number of government authorities, including alcoholic beverage control, health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

     Approximately 12% of the Company's net restaurant sales were attributable to the sale of alcoholic beverages in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

     The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each Company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

     The Company is subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its existing $1.0 million comprehensive general liability insurance, as well as excess liability coverage of $20.0 million per occurrence, with no deductible.

     The Company's restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which the Company has no control. Significant numbers of the Company's service, food preparation and other personnel are paid at rates related to the federal minimum wage, and increases in the minimum wage could increase the Company's labor costs.

     The development and construction of additional restaurants also are subject to compliance with applicable zoning, land use and environmental laws and regulations.

LITIGATION

     On July, 19, 1996, Robert Olmstead filed a lawsuit in the United States Bankruptcy Court, Eastern District of Kentucky, Lexington Division, naming as defendants Bluegrass Steaks, Inc., a Kentucky corporation ("Bluegrass"), David
K. Wachtel, Jr., Logan's Partnership and the Company. Mr. Olmstead was a creditor of Bluegrass when Bluegrass sold substantially all of its assets to Logan's Partnership in August 1992. Mr. Olmstead claims that as a result of the sale of assets, he has suffered damages which he believes total $7,450,000. The Company believes the claims against the Company have no merit, will vigorously defend itself and that it is fully indemnified against such claims. At this time, the Company believes that the lawsuit will not have a material adverse effect on the Company's financial position or results of operations.

     On February 11, and May 28, 1997, respectively, Kenneth F. Payne and Joseph
H. Cook filed lawsuits against the Company in the United States District Court for the Middle District of Tennessee, Nashville Division. Messrs. Payne and Cook each claim that the Company terminated his employment because he refused to participate in, or remain silent about, and reported certain improper or inappropriate activities allegedly engaged in by the Company in violation of the Fair Labor Standards Act and the Tennessee Whistle Blower Statute. The Company denies their allegations and contends that their respective terminations were based upon legitimate business reasons and that it has not engaged in any improper activities. In addition, Charles Keith Olivier filed a class action lawsuit against the Company on May 28, 1997 in the United States District Court for the Middle District of Tennessee, Nashville Division. Mr. Olivier claims on behalf of himself and all others similarly situated that the Company engaged in certain improper activities in violation of the Fair Labor Standards Act and the Tennessee Whistle Blower Statute. The Company believes it has meritorious defenses against such claims and will vigorously defend itself. At this time, the Company believes that the lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

     The Company's forward-looking statements relating to the above-described litigation reflect management's best judgment based on the status of the litigation to date and facts currently known to the Company and, as a result, involve a number of risks and uncertainties, including the possible disclosure of new facts and information adverse to the Company in the discovery process and the inherent uncertainties associated with litigation.

     Except as set forth above, the Company is not currently involved in any litigation nor, to management's knowledge, is any litigation threatened against the Company, except for routine litigation arising in the ordinary course of business. In the judgment of management of the Company, no material adverse effect on the Company's financial position or results of operations would result if any such litigation were not resolved in the Company's favor.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

               NAME                 AGE                        POSITION
               ----                 ---                        --------
Edwin W. Moats, Jr................  49    Chairman of the Board, President and Chief
                                            Executive Officer
Ralph W. McCracken................  48    Vice President of Development
David J. McDaniel.................  54    Vice President of Finance, Chief Financial Officer,
                                            Secretary, Treasurer and Director
George S. Waltman.................  47    Vice President of Operations and Director
Gary T. Baker(1)..................  51    Director
Jerry O. Bradley(2)...............  57    Director
B. Tom Collins(2).................  55    Director
Thomas E. Ervin(2)................  62    Director
Ted H. Welch(1)...................  63    Director

---------------

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

     The Company's Board of Directors is divided into three classes of as equal size as possible. The Company's Board of Directors currently consists of eight members. At each annual meeting of shareholders, directors constituting one class are elected for a three year term. The terms of Messrs. Moats, Collins and Welch will expire at the 1998 Annual Meeting of Shareholders, the terms of Messrs. McDaniel, Bradley and Baker will expire at the 1999 Annual Meeting of Shareholders and the terms of Messrs. Waltman and Ervin will expire at the 2000 Annual Meeting of Shareholders.

     Edwin W. Moats, Jr. has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in March 1995. From July 1992 to July 1995, Mr. Moats served as Managing Partner of the Predecessor and President and Chief Executive Officer of LMG. Prior to co-founding the Predecessor in 1992, Mr. Moats served as a consultant to Bluegrass Steaks, Inc., a Tennessee corporation ("Bluegrass") owned by David K. Wachtel, Jr., a principal shareholder of the Company and Franchisee, which owned and operated the first Logan's Roadhouse restaurant in Lexington, Kentucky. From 1991 to 1995, Mr. Moats provided consulting services to Tri-M Management Company, an owner and operator of full service, casual dining restaurants. Since 1977, he has been an owner and partner of The Haury & Moats Company, a franchisee of six Captain D's Seafood Restaurants in Alabama and Louisiana.

     Ralph W. McCracken has served as Vice President of Development of the Company since January 1996. Mr. McCracken founded Tri-M Management Company, an owner and operator of full service, casual dining restaurants, and served as its President, Chief Executive Officer and as a director from 1981 until joining the Company.

     David J. McDaniel has served as Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of the Company since its inception in March 1995 and as a director of the Company since May 1995. From November 1994 to July 1995, Mr. McDaniel served as Chief Financial Officer of the Predecessor. From 1980 to November 1994, he served as Senior Vice President, Secretary and Treasurer of Southern Hospitality Corporation, an operator of fast food and full service restaurants.

     George S. Waltman has served as Vice President of Operations since its inception in March 1995 and as a director of the Company since May 1995. From November 1992 to July 1995, he served in various capacities with the Predecessor, including restaurant manager, supervisor and director of operations. From March 1990 to November 1991, Mr. Waltman served as Chairman, President and Chief Executive Officer of Benjamin's Steak and Seafood Restaurants.

     Gary T. Baker has served as a director of the Company since May 1995. Mr. Baker has served as Chairman of the Board of Peterbilt of Nashville, Inc. since 1985 and as its Secretary since 1995. Mr. Baker has served as Chairman of the Board and President of GT Investment Corp., a real estate investment company, since 1986.

     Jerry O. Bradley has served as a director of the Company since May 1995. Mr. Bradley has served as President of Opryland Music Group, Inc., a music publishing business and an indirect wholly-owned subsidiary of Gaylord Entertainment Company, and as Vice President of Opryland USA, Inc., an indirect wholly-owned subsidiary of Gaylord Entertainment Company, since 1986.

     B. Tom Collins has served as a director of the Company since May 1995. From October 1992 to July 1995, Mr. Collins served on the management committee of the Predecessor. Mr. Collins has owned and operated Tom Collins Music, Inc., an independent music publishing company, since 1982.

     Thomas E. Ervin has served as a director of the Company since May 1995 and is currently retired. Mr. Ervin was previously employed by H&C Communications, Inc., a Nashville CBS television affiliate, and was serving as President when the company was acquired by Landmark Communications, Inc. in 1991. Mr. Ervin serves on the advisory board of directors of NationsBank of Tennessee, N.A.

     Ted H. Welch has served as a director of the Company since May 1995. Mr. Welch has been a self-employed real estate investor since 1975. Since 1993, Mr. Welch has served as President and Chief Executive Officer of Eagle Communications, Inc., a publisher of periodicals. Mr. Welch also serves as a director of National Health Investors, Inc. and First American Corporation.

     The Board of Directors of the Company has a Compensation Committee and an Audit Committee. The Compensation Committee, comprised of three non-employee directors, is responsible for establishing salaries, bonuses and other compensation for the Company's executive officers and administering stock option and other employee benefit plans of the Company. The Audit Committee, which is comprised of two non-employee directors, recommends the annual appointment of the Company's auditors and reviews the scope of audit and non-audit assignments and related fees, accounting principles used by the Company in financial reporting, internal auditing procedures, and the adequacy of the Company's internal control procedures with the Company's auditors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof and as adjusted to reflect the sale of the Common Stock offered hereby of (i) each director and executive officer of the Company, (ii) the Selling Shareholder, (iii) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares shown beneficially owned by them, except to the extent such power is shared by a spouse under applicable law.

                                            SHARES BENEFICIALLY   PERCENT OWNED   PERCENT OWNED
                                              OWNED PRIOR TO       BEFORE THE       AFTER THE
NAME                                            OFFERING(1)         OFFERING       OFFERING(1)
----                                        -------------------   -------------   -------------
Edwin W. Moats, Jr.(2)(3).................        382,512              6.3%            5.4%
Ralph W. McCracken(4).....................          9,750               *               *
David J. McDaniel(5)......................         29,250               *               *
George S. Waltman(6)......................         28,350               *               *
Gary T. Baker(7)..........................          9,000               *               *
Jerry O. Bradley(8).......................         10,500               *               *
B. Tom Collins(9).........................         12,900               *               *
Thomas E. Ervin(10).......................         16,200               *               *
Ted H. Welch(11)..........................         12,000               *               *
David K. Wachtel, Jr.(12).................        469,701              7.8             6.7
Charles F. McWhorter, Jr.(13).............        450,537              7.5             6.4
Pilgrim Baxter & Associates(14)...........        544,350              9.0             7.8
Oberweis Asset Management, Inc.(15).......        401,150              6.7             5.7
All directors and executive officers as a
  group (nine persons)(16)................        510,462              8.3             7.1

---------------
*  Less than 1%.
 (1) Includes shares of Common Stock subject to options which may be exercised within 60 days of the date hereof. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.
 (2) Includes 3,000 shares beneficially owned by Mr. Moats's sons. Mr. Moats disclaims beneficial ownership of such shares. Also includes options to purchase 48,750 shares of Common Stock. Mr. Moats's address is 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.
 (3) Mr. Moats has agreed to sell up to 50,000 shares pursuant to the Underwriters' over-allotment option. See "Underwriting."
 (4) Includes options to purchase 9,375 shares of Common Stock. Mr. McCracken's address is 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.
 (5) Includes options to purchase 23,250 shares of Common Stock. Mr. McDaniel's address is 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.
 (6) Includes options to purchase 27,750 shares of Common Stock. Mr. Waltman's address is 565 Marriott Drive, Suite 490, Nashville, Tennessee 37214.
 (7) Includes options to purchase 9,000 shares of Common Stock. Mr. Baker's address is Baker, Campbell & Parsons, 303 Church Street, Suite 300, Nashville, Tennessee 37201-1713.
 (8) Includes options to purchase 9,000 shares of Common Stock. Mr. Bradley's address is 65 Music Square West, Nashville, Tennessee 37203.
 (9) Includes options to purchase 9,000 shares of Common Stock. Mr. Collins's address is 25 Music Square West, Nashville, Tennessee 37203.
(10) Includes options to purchase 9,000 shares of Common Stock. Mr. Ervin's address is 401 Bowling Avenue, Unit 48, Nashville, Tennessee 37205.
(11) Includes options to purchase 9,000 shares of Common Stock. Mr. Welch's address is 611 Commerce Street, Suite 2920, Nashville, Tennessee 37203.
(12) Mr. Wachtel's address is 640 Spence Lane, Suite 123, Nashville, Tennessee 37217.
(13) Mr. McWhorter's address is 1201 Knox Valley Drive, Brentwood, Tennessee 37027.
(14) Pilgrim Baxter & Associates, a registered investment advisor ("Pilgrim"), has shared voting power as to 544,350 shares. Pilgrim's address is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087. Information is derived from SEC filings.
(15) Oberweis Asset Management, Inc., a registered investment advisor ("Oberweis"), has shared voting and dispositive power as to 401,150 shares. Oberweis's address is 951 Ice Cream Drive, Suite 200, North Aurora, Illinois 60542. Information is derived from SEC filings.
(16) Includes options to purchase 154,125 shares of Common Stock.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement, and subject to the terms and conditions thereof, the Underwriters named below have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names.

                                                              NUMBER OF
                    NAME OF UNDERWRITER                        SHARES
                    -------------------                       ---------
J.C. Bradford & Co..........................................    500,000
Equitable Securities Corporation............................    500,000
                                                              ---------
          Total.............................................  1,000,000
                                                              =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholder have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.80 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company and the Selling Shareholder have granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 100,000 and 50,000 additional shares of Common Stock, respectively, to cover over-allotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total, and the Company and the Selling Shareholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. In the event the Underwriters exercise the option for less than 150,000 shares, the Underwriters will purchase the 50,000 shares being offered by the Selling Shareholder prior to purchasing any shares from the Company. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,000,000 shares are being offered.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with the offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the offering.

     The Company, the Selling Shareholder and all executive officers and directors of the Company have agreed that they will not, without the prior written consent of J.C. Bradford & Co., issue, sell, transfer, assign or otherwise dispose of any shares of Common Stock or options owned by them prior to the expiration of 90 days from the date of this Prospectus.

     The Underwriting Agreement provides that the Company and the Selling Shareholder will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters related to this offering will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The financial statements of the Company and the Predecessor as of December 31, 1995 and December 29, 1996, and for each of the years in the three-year period ended December 29, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby with the Commission. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to are not necessarily complete and in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the Registration Statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the Commission upon payment of prescribed fees. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company is subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference facilities and other regional offices referred to above, and copies of such materials may be obtained from the Public Reference Section of the Commission at prescribed rates. The Common Stock is listed on the Nasdaq National Market, and such periodic reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or portions of documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-KSB for the year ended December 29, 1996.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended April 20, 1997.

          (3) The description of the Common Stock contained in the Company's Registration Statement under the Exchange Act on Form 8-A filed on July 11, 1995.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the filing date of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO THE COMPANY, 565 MARRIOTT DRIVE, SUITE 490, NASHVILLE, TENNESSEE 37214, ATTENTION:
DAVID J. MCDANIEL, CHIEF FINANCIAL OFFICER.

                      Omitted Graphic and Image Material

        The following graphic and image material is omitted from the form of prospectus filed electronically:

        A picture of a bucket of peanuts and the Company's logo, and a copy of the Logan's Roadhouse menu.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Price Range of Common Stock...........   10
Use of Proceeds.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   20
Management............................   28
Principal and Selling Shareholders....   30
Underwriting..........................   31
Legal Matters.........................   32
Experts...............................   32
Available Information.................   32
Incorporation of Certain Information
  by Reference........................   33

======================================================

======================================================

                                1,000,000 SHARES

                            [LOGAN'S ROADHOUSE LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                             J.C. BRADFORD & CO.

                             EQUITABLE SECURITIES
                                 CORPORATION

                                 July 23, 1997

======================================================